SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. 1)

                            IRIS International, Inc.

                                (Name of Issuer)

                     Common Stock, $0.01 par value per share

                         (Title of Class of Securities)

                                    460259500

                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2004

             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

                    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
                  Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)



----------------------------------------                                       -------------------------------------
          CUSIP NO. 460259500                            13D                            Page 2 of 9 Pages
----------------------------------------                                       -------------------------------------


-------- -----------------------------------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thermo Electron Corporation
         04-2209186
-------- -----------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) []
                                                                                                        (b) []
-------- -----------------------------------------------------------------------------------------------------------
3. SEC USE ONLY
-------- -----------------------------------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             []
-------- -----------------------------------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware
---------------------------- -------- ------------------------------------------------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                   -0-
   REPORTING PERSON WITH
                             -------- ------------------------------------------------------------------------------
                             8.              SHARED VOTING POWER 454,700
                             -------- ------------------------------------------------------------------------------
                             9. SOLE DISPOSITIVE POWER
                                             -0-
                              -------- ------------------------------------------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                             454,700
---------------------------- -------- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           454,700
---------- ---------------------------------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           []


---------- ---------------------------------------------------------------------------------------------------------
13.                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
---------- ---------------------------------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!





----------------------------------------                                       -------------------------------------

          CUSIP NO. 460259500                            13D                            Page 3 of 9 Pages
----------------------------------------                                       -------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thermo Securities Corporation
         04- 2746030
-------- -----------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) []
                                                                                                        (b) []
-------- -----------------------------------------------------------------------------------------------------------
3. SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             []

-------- -----------------------------------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware
---------------------------- -------- ------------------------------------------------------------------------------

     NUMBER OF SHARES        7.       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                   -0-
   REPORTING PERSON WITH     -------- ------------------------------------------------------------------------------
                             8.              SHARED VOTING POWER 454,700

                             -------- ------------------------------------------------------------------------------
                             9. SOLE DISPOSITIVE POWER
                                             -0-
                             -------- ------------------------------------------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                             454,700
---------------------------- -------- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           454,700
---------- ---------------------------------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           []

---------- ---------------------------------------------------------------------------------------------------------
13.                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%

---------- ---------------------------------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!


     Thermo Electron Corporation, a Delaware corporation, and Thermo Securities Corporation, a Delaware Corporation (the "Reporting Persons"), hereby amend its statement on Schedule 13D relating to the common stock, $0.01 par value per share (the "Common Stock"), of IRIS International, Inc. (formerly known as International Remote Imaging Systems, Inc.), a Delaware corporation (the "Company").

ITEM 2. Identity and Background.

     Item 2 is hereby amended and restated as follows:

     This Amendment is being filed by the Reporting Persons pursuant to Rule 13d-2 to reflect the change of information previously reported under Item 2,
Item 3 and Item 5 of the Schedule 13D filed by Thermo Electron Corporation ("Thermo"), Thermo Amex Convertible Growth Fund I, L.P. (the "Fund"), Thermo Amex Finance, L.P. ("TAF"), and Thermo Amex Management Company, Inc. ("TAMC").

     The shares of Common Stock of the Company were originally owned directly by the Fund and indirectly by TAF as the sole general partner of the Fund, indirectly by TAMC as the sole general partner of TAF and indirectly by Thermo, which owned 100% of the outstanding capital stock of TAMC. TAMC was merged into Thermo Securities Corporation, a wholly-owned subsidiary of Thermo, in October 2001, and the Fund and TAF were dissolved in August 2002.

     The principal business address and principal office address of the Reporting Persons is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

     Thermo is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to food, drug, and beverage production.

     Appendix A attached to hereto sets forth with respect to each executive officer and director of the Reporting Persons the following information: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Persons, there is no person who may be deemed to be a controlling person of the Reporting Persons.

     During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                 (Page 4 of 9)

ITEM 3. Source and Amount of Funds or Other Consideration:

     Item 3 is hereby amended and restated in its entirety as follows:

     On  December  31,  1996,  the  Fund  acquired  3,000  shares  of  Series  A
Convertible Preferred Stock, $.01 par value (the "Fund Shares") for a total purchase price of $3,000,000 and five-year Warrants to purchase 84,270 shares of Common Stock for a total price of $842.70 (the "Fund Warrants"). The Fund Shares and the Fund Warrants were convertible into, or exercisable for, 842,696 and 84,270 shares, respectively, of the Company's Common Stock. The working capital of the Fund was the source of funds for this purchase. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

     Pursuant to the Securities Purchase Agreement between the Company and the Fund, if the Fund Shares were converted after April 1, 1997, the conversion price was determined by a formula based on the closing bid prices of the Company's Common Stock as listed on the American Stock Exchange, provided that a maximum of two million shares of Common Stock would be issued. On October 21, 1999, the Fund was issued 2,000,000 shares of Common Stock pursuant to the Stock Purchase Agreement.

ITEM 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) As of the date of this Amendment, Thermo Securities Corporation is the record owner of 454,700 shares of Common Stock which represents 2.8% of the outstanding Common Stock of the Company, based upon the total Common Stock outstanding as reported on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004. Because of its relationship as the parent of Thermo Securities Corporation, Thermo Electron Corporation may be also deemed to own the 454,700 shares of Common Stock of the Company. Information with respect to the beneficial ownership of the shares of Common Stock of the other persons named in Item 2 is set forth in Appendix A. Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the parties named in
Item 2 owns any of the Company's Common Stock.

     (b) Each Reporting Person has the shared power to vote all 454,700 shares of Common Stock of the Company beneficially owned by the Reporting Persons.

     Item 1 sets forth the Company's name and state of incorporation along with the address of its principal business and principal office. The Company designs, develops, manufactures and markets in vitro diagnostic ("IVD") equipment, including IVD imaging systems based on patented and proprietary automated intelligent microscopy technology, as well as special purpose centrifuges and other small instruments for automating microscopic procedures performed in clinical laboratories. To the best knowledge of the Reporting Persons, during the last five years, the Company (i) has not been convicted in any criminal proceeding (excluding traffic violations

                                 (Page 5 of 9)
or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (c) Except as described below in this Item 5, which item is incorporated herein by reference, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Appendix A beneficially has effected any transactions in Common Stock during the past 60 days.

     The Reporting Persons have affected the following open market sales with respect to the Common Stock since the filing of its initial Schedule 13D:

--------------------- ----------------------------- ----------------------------
Date                           Amount                        Price Per Share
--------------------- ----------------------------- ----------------------------
7-Jan-04                       150,000                           $ 6.15
--------------------- ----------------------------- ----------------------------
20-Apr-04                      400,000                           $ 6.55
--------------------- ----------------------------- ----------------------------
 22-Apr-04                      15,000                           $ 7.25
--------------------- ----------------------------- ----------------------------
8-Sep-04                       300,000                           $ 7.00
--------------------- ----------------------------- ----------------------------
5-Oct-04                        75,000                         $ 7.8383
--------------------- ----------------------------- ----------------------------
6-Oct-04                        20,000                         $ 7.8875
--------------------- ----------------------------- ----------------------------
7-Oct-04                        35,000                         $ 7.8214
--------------------- ----------------------------- ----------------------------
8-Oct-04                         5,000                           $ 7.80
--------------------- ----------------------------- ----------------------------
13-Oct-04                      175,000                           $ 7.32
--------------------- ----------------------------- ----------------------------
10-Dec-04                       16,600                         $ 8.6515
--------------------- ----------------------------- ----------------------------
13-Dec-04                       70,000                         $ 8.8232
--------------------- ----------------------------- ----------------------------
14-Dec-04                       50,000                          $ 8.849
--------------------- ----------------------------- ----------------------------
15-Dec-04                       53,400                         $ 8.8536
--------------------- ----------------------------- ----------------------------
16-Dec-04                       50,000                           $ 8.77
--------------------- ----------------------------- ----------------------------
17-Dec-04                       60,000                         $ 8.6363
--------------------- ----------------------------- ----------------------------
23-Dec-04                       15,800                          $ 8.947
--------------------- ----------------------------- ----------------------------
27-Dec-04                       23,200                         $ 8.9603
--------------------- ----------------------------- ----------------------------
28-Dec-04                       31,300                         $ 9.0005
--------------------- ----------------------------- ----------------------------


(d) None.

(e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Dated:  March 2, 2005

                                      THERMO ELECTRON CORPORATION


                                      By:       /s/ Kenneth J. Apicerno
                                                --------------------------------
                                      Name:     Kenneth J. Apicerno
                                      Title:    Treasurer




                                      THERMO SECURITIES CORPORATION



                                      By:       /s/ Kenneth J. Apicerno
                                                --------------------------------
                                      Name:     Kenneth J. Apicerno
                                      Title:    Treasurer

                                   APPENDIX A

Thermo Electron Corporation

     The name, present principal occupation or employment and beneficial ownership of shares of common stock of IRIS International, Inc. (the "Company") of each director and executive officer of Thermo Electron Corporation ("Thermo Electron") is set forth below. Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Directors

-------------------------------------- ---------------------------------------- ---------------------------------------------
                                                                                   Beneficial Ownership of Shares of the
                                                                                            Company Common Stock
                                                                                ------------- ----------------- -------------
                                                                                                   Shares
                                                                                                 Underlying
                                                                                                  Options
                                                                                                Exercisable
                                                                                                  Prior to         Total
       Name/Present Principal                                                   Shares Held     December 31,     Beneficial
      Occupation or Employment                    Business Address                Outright          2004         Ownership
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
John L. LaMattina                      Pfizer Inc.                                       0                 0             0
Senior Vice President of Pfizer Inc.   50 Pequot Avenue
and the President of Pfizer Global     New London, Connecticut 06230
Research and Development
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Peter J. Manning
Director of Safety Insurance Group                                                       0                 0             0
Inc.
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Jim P. Manzi
Chairman of the Board of Thermo
Electron and Chairman of Stonegate                                                       0                 0             0
Capital
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Robert A. McCabe                                                                         0                 0             0
Chairman of Pilot Capital Corporation
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Robert W. O'Leary                      Valeant Pharmaceuticals International             0                 0             0
Chairman and Chief Executive Officer   3300 Hyland Avenue
of Valeant Pharmaceuticals             Costa Mesa, California 92626
International
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Michael E. Porter                      Harvard Business School                           0                 0             0
Bishop William Lawrence                Soldiers Field Road
University Professor at                Boston, Massachusetts 02163
Harvard Business School
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Elaine S. Ullian                       Boston Medical Center                             0                 0             0
President and Chief Executive          Talbot 1
Officer of Boston Medical Center       One Boston Medical Center Place
                                       Boston, Massachusetts 02118
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Marijn E. Dekkers(1)                                                                     0                 0             0
President, Chief Executive Officer
and Director of Thermo Electron
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------

(1) Mr. Dekkers is a citizen of The Netherlands.

Executive Officers Who are Not Directors

         No person is a controlling stockholder of Thermo Electron.

-------------------------------------- ---------------------------------------- ---------------------------------------------
                                                                                   Beneficial Ownership of Shares of the
                                                                                            Company Common Stock
                                                                                ------------- ----------------- -------------
       Name/Present Principal                     Business Address              Shares Held        Shares          Total
                                                                                                 Underlying
                                                                                                  Options
                                                                                                Exercisable
                                                                                                  Prior to
                                                                                                December 31,     Beneficial
      Occupation or Employment                                                    Outright          2004         Ownership
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Guy Broadbent(2)                                                                         0                 0             0
Vice President of Thermo Electron
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Marc N. Casper                                                                           0                 0             0
Senior Vice President of
Thermo Electron
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Seth H. Hoogasian                                                                        0                 0             0
Vice President, General Counsel and
Secretary of Thermo Electron
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Peter E. Hornstra                                                                        0                 0             0
Corporate Controller and Chief
Accounting Officer of Thermo Electron
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Peter M. Wilver                                                                          0                 0             0
Vice President and Chief Financial
Officer of Thermo Electron
-------------------------------------- ---------------------------------------- ------------- ----------------- -------------
Stephen G. Sheehan                                                                       0                 0             0
Vice President, Human Resources of
Thermo Electron
------------------------------------------------------------------------------- ------------- ----------------- -------------
All directors and current executive officers as a group                                  0                 0             0
------------------------------------------------------------------------------- ------------- ----------------- -------------

(2) Mr. Broadbent is a citizen of the United Kingdom.

..